SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

— Press Release dated December 27, 2006;
— Press Release dated December 27, 2006;
— Press Release dated February 1, 2007;
— Notice of a change in the share capital of Enel S.p.A. dated December 28, 2006;
— Notice of a change in the share capital of Enel S.p.A. dated January 15, 2007;
— Notice of a change in the share capital of Enel S.p.A. dated January 31, 2007;
— Notices relating to trading of Enel shares by Senior Management dated from January 2, 2007 to January 24, 2007.

Press Release
ENEL: CALENDAR OF COMPANY EVENTS FOR 2007
Rome, December 27, 2006 — As an aid to the financial community, Enel S.p.A. announces its financial calendar for 2007, indicating when the Company’s accounts will be examined by the Board of Directors:

February 1, 2007:	preliminary consolidated data for the year ended December 31, 2006.
March 27, 2007:	consolidated financial statements of the Enel Group, proposed statutory financial statements of Enel S.p.A. for the year ended December 31, 2006 and proposed allocation of net income.
May 9, 2007:	report on the first quarter 2007.
September 5, 2007:	half-year report as of June 30, 2007.
November 8, 2007:	report on the third quarter 2007.
Pursuant to Art. 82 of CONSOB Resolution no. 11971/1999, the Company intends to avail itself of the exemption from publication of quarterly reports as of December 31, 2006 and June 30, 2007.
In conjunction with the publication of the annual results for the year ended December 31, 2006, and of the half-year report for the six months ended June 30, 2007, the Company has planned specific meetings with the financial community and the media, during which the Company’s and Group’s accounts and corporate strategies will be presented.
On the occasion of the publication of the quarterly reports for 2007, the Company plans to organize special conference calls in order to present the relevant data to financial analysts and institutional investors.
A General Meeting of shareholders to pass resolutions regarding approval of the statutory financial statements of Enel S.p.A. for the year ended December 31, 2006, and on the allocation of net income, is scheduled for May 24 and 25, 2007, on first and second call, respectively.
Payment of dividends during the year 2007 is scheduled as follows:
•	June 21, 2007: payment of balance dividend for 2006, with the ex-dividend date falling on June 18, 2007;

•	November 22, 2007: payment of interim dividend for 2007, with the ex-dividend date falling on November 19, 2007.
The market will be in due time notified of any changes to the above arrangements.

Press Release
ENEL: AGREEMENT WITH THE ANTITRUST AUTHORITY ENSURES GREATER COMPETITIVENESS ON THE ITALIAN ELECTRICITY MARKET
•	The Antitrust Authority closed its investigation for abuse of dominant position without finding violations by Enel and Enel Produzione.

•	Accepted Enel’s commitments to sell VPP (Virtual Power Plant) through financial contracts for difference, for two years, for a total capacity of 1,000 MW for 2007 and 700 MW for 2008.
Rome, December 27, 2006 - Enel is pleased with the decision taken by the Italian Antitrust Authority to close its proceedings for abuse of dominant position which involved both Enel and Enel Produzione.
The investigation started in April 2005, when the Antitrust Authority accused Enel of having abused of its dominant position on the Italian power exchange during a number of days in 2004 and 2005.
Enel offered the Antitrust Authority to undertake several measures aimed at removing the anti-competitive behaviour which formed the subject matter of the investigation.
Specifically Enel agreed to sell capacity based on the VPP (Virtual Power Plant) mechanism through financial contracts for difference, for two years and for a total capacity of 1,000 MW in 2007 and - subject to verification on the status of competition of the market — of 700 MW in 2008.
The undertakings presented by Enel were well received by the Antitrust Authority which considered them as appropriate and effective and accepted them, enforcing their implementation.
Enel Produzione has already started the VPP assignment procedures in order to comply with the obligations mentioned above as soon as possible.

“By such undertaking,” Enel CEO Fulvio Conti commented, “Enel is once again contributing to create conditions for greater competition on the Italian electricity market. I would like to express my appreciation for the positive attitude and openness to discussion demonstrated by the Antitrust Authority, which prevented useless legal proceedings. Such decision shows that Antitrust Authority appreciates the measures suggested as well as the fair attitude shown by Enel since the beginning of the liberalization of the Italian electricity market and proven by the disposal of the Gencos and of Terna’s controlling stake ahead of the deadlines set by the law.”

Press Release
ENEL ANNOUNCES PRELIMINARY CONSOLIDATED RESULTS FOR 2006
•	Revenues: 38.5 billion euros (34 billion euros in 2005, +13.2%).

•	EBITDA[1]: over 8 billion euros (7.7 billion euros in 2005, +3.9%). Net of a provision of approximately 400 million euros to finance an operating efficiency plan, EBITDA rose by 9.1% compared with 2005.

•	Net financial debt[1]: 11.7 billion euros (12.3 billion euros in 2005, — 4.9%).

•	Conti: “On the basis of these results we forecast a total dividend for 2006 of more than 44 euro cents per share.”
Rome, February 1, 2007 — The Board of Directors of Enel, chaired by Piero Gnudi, met today to review the preliminary consolidated results for 2006.
Revenues amounted to 38.5 billion euros, representing an increase of 13.2% over the 34 billion euros posted in 2005.
EBITDA totalled over 8 billion euros, an increase of 3.9% on the 7.7 billion euros achieved in 2005, mainly attributable to growth in international operations. EBITDA for 2006 reflected a provision of approximately 400 million euros to finance an operating efficiency plan aimed at achieving, among other things, cost savings of approximately 200 million euros a year starting in 2008. Excluding this item, EBITDA amounted to over 8.4 billion euros in 2006, up 9.1% on 2005.
Net financial debt at the end of 2006 totalled 11.7 billion euros, a 4.9% reduction compared to 12.3 billion euros at the end of 2005. This was mainly attributable to the disposal of Enel’s stake in Weather Investments.
Group employees at the end of 2006 numbered 58,548 (51,778 at the end of 2005). On the basis of the same consolidation perimeter, employees totalled 49,806, a reduction of 1,972 units (which also takes into account 826 new entrants).
Commenting on the figures, Enel’s CEO, Fulvio Conti, said: “International growth coupled with a constant improvement in operational performance were the key drivers behind these strong results. Therefore, on the basis of the dividend policy adopted by the Company we forecast a total dividend for 2006 of more than 44 euro cents per share. We also expect to boost operating results even further in 2007.”
In 2006 Enel Group generated altogether 131.4 TWh of electricity (125.7 TWh in 2005), distributed 267.6 TWh over its own network (259.3 TWh in 2005) and sold 159.9 TWh (156.3 TWh in 2005).
Specifically, in 2006, outside Italy, Enel Group generated 27.5 TWh of electricity (13.6 TWh in 2005), distributed 12.6 TWh (9.7 TWh in 2005) and sold 17.2 TWh (8.1 TWh in 2005).

[1]	This press release makes reference to a number of alternative performance indicators that are not included in the IFRS-EU accounting principles (EBITDA and net financial debt), which are explained below, in line with Recommendation CESR/05-178b published on November 3, 2005:
•	EBITDA is used by Enel as an indicator of operating performance. It is calculated by adding the operating result, amortisation and depreciation and impairment losses and deducting the income generated by the Wind-Weather transaction;

•	Net financial debt is used by Enel as an indicator of its financial structure. It is calculated as financial debt net of cash and cash equivalents and current and non-current financial assets (financial receivables and securities other than equity investments).

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between November 29, 2006 and December 15, 2006 — of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002), April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between November 29, 2006 and December 15, 2006 a total of 149,590 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 27,300 shares regarding the Stock-option Plan for the year 2002, (ii) 20,290 shares regarding the Stock-option Plan for the year 2003 and (iii) 102,000 shares regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002), May 23, 2003 (regarding the Stock-option Plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004).
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on December 28, 2006.

	Current share capital			Previous share capital
	Euro	N. of shares	Par value each	Euro	N. of shares	Par value each
Total Of which:	6,176,025,779	6,176,025,779	1 Euro	6,175,876,189	6,175,876,189	1 Euro

Ordinary shares (rank for dividend pari passu: January 1, 2006) current coupon number 9	6,176,025,779	6,176,025,779	1 Euro	6,175,876,189	6,175,876,189	1 Euro

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between December 18, 2006 and December 29, 2006 — of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004.
Specifically, in the aforesaid period between December 18, 2006 and December 29, 2006 a total of 170,500 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on January 15, 2007.

	Current share capital			Previous share capital
	Euro	N. of shares	Par value each	Euro	N. of shares	Par value each
Total Of which:	6,176,196,279	6,176,196,279	1 Euro	6,176,025,779	6,176,025,779	1 Euro

Ordinary shares (rank for dividend pari passu: January 1, 2006) current coupon number 9	6,176,196,279	6,176,196,279	1 Euro	6,176,025,779	6,176,025,779	1 Euro

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between January 2, 2007 and January 19, 2007 — of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004.
Specifically, in the aforesaid period between January 2, 2007 and January 19, 2007 a total of 1,707,100 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on January 31, 2007.

	Current share capital			Previous share capital
	Euro	N. of shares	Par value each	Euro	N. of shares	Par value each
Total Of which:	6,177,903,379	6,177,903,379	1 Euro	6,176,196,279	6,176,196,279	1 Euro

Ordinary shares (rank for dividend pari passu: January 1, 2006) current coupon number 9	6,177,903,379	6,177,903,379	1 Euro	6,176,196,279	6,176,196,279	1 Euro

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Declarer: Andrea Brentan	Title: Head of Business Development - International Division
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	in the transaction	Source [3]

January 17, 2007	V	AZO Enel	IT0003128367	75,000	€7.815	€586,125.00	MERC-SO

Sub-TOTAL (A) [4]						€586,125.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying	Actual investment/			Potential investment/
		Financial	Type of	ISIN	financial	disinvestment			disinvestment
Date	Transaction [5]	instrument [6]	right [7]	code	instrument [8]	Qty	Unit price	Amount	Qty	Unit price	Amount	Features [9]

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B) [10]											0

TOTAL (A) + (B)											€586,125.00

[1]	Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

X = Exchange.

[2]	Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preference shares;

AZR = saving shares;

OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;

EQV = other financial instruments, equivalent or representative of shares. Also indicate the company that issued the financial instrument involved in the transaction.

[3]	Indicate the origin of the transaction:

MERC-IT = transaction over Italian regulated market;

MERC-ES = transaction over foreign regulated markets;

FMERC = off-market transaction and blocks;

CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;

MERC-SO = transaction over regulated market concurrent to exercise of stock option – stock grant;

ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);

ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).

[4]	Indicate the total amount of the transactions listed in the form.

[5]	Indicate the type of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[6]	Indicate the type of financial instrument involved in the transaction:

W = warrant;

OBW = bond cum warrant;

SD = securitised derivative;

OPZ = option;

FUT = future contract;

FW = forward contract;

OS = structured bond;

SW = swap;

DIR = rights.

[7]	Indicate the category of derivative financial instrument involved in the transaction (only for options):

CE = call European style;

PE = put European style;

CA = call American style;

PA = put American style;

O = other, in which case specify.

[8]	Indicate the underlying financial instrument (share).

[9]	Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10]	Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.
Declarer: Alessandro Bufacchi	Title: Director of Information & Communication Technology Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

January 2, 2007	V	AZO Enel	IT0003128367	48,300	€7.880	€380,604.00	MERC-SO

Sub-TOTAL (A)						€380,604.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying	Actual investment/			Potential investment/
		Financial	Type of	ISIN	financial	disinvestment			disinvestment
Date	Transaction	instrument	right	code	instrument	Qty	Unit rice	Amount	Qty	Unit rice	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€380,604.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.

Declarer: Antonio Cardani	Title: Director of Audit Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received in
Date	Transaction	instrument	ISIN code	Quantity	Unit price	the transaction	Source

January 22, 2007	V	AZO Enel	IT0003128367	48,300	€7.990	€385,917.00	MERC-SO

Sub-TOTAL (A)						€385,917.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying	Actual investment			Potential investment
		Financial	Type of	ISIN	financial	/disinvestment			/disinvestment
Date	Transaction	instrument	right	code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€385,917.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.

Declarer: Salvatore Cardillo	Title: Director of Legal Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received in
Date	Transaction	instrument	ISIN code	Quantity	Unit price	the transaction	Source

January 24, 2007	V	AZO Enel	IT0003128367	48,300	€7.990	€385,917.00	MERC-SO

Sub-TOTAL (A)						€385,917.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying	Actual investment			Potential investment
		Financial	Type of	ISIN	financial	/disinvestment			/disinvestment
Date	Transaction	instrument	right	code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€385,917.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.

Declarer: Gianluca Comin	Title: Director of Communication Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received in
Date	Transaction	instrument	ISIN code	Quantity	Unit price	the transaction	Source

January 22, 2007	V	AZO Enel	IT0003128367	105,000	€8.000	€840,000.00	MERC-SO

Sub-TOTAL (A)						€840,000.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying	Actual investment			Potential investment
		Financial	Type of	ISIN	financial	/disinvestment			/disinvestment
Date	Transaction	instrument	right	code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€840,000.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.

Declarer: Luigi Ferraris	Title: Director of Accounting, Planning and Control Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received in
Date	Transaction	instrument	ISIN code	Quantity	Unit price	the transaction	Source

January 9, 2007	V	AZO Enel	IT0003128367	67,500	€7.7228	€521,289.00	MERC-SO

Sub-TOTAL (A)						€521,289.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying	Actual investment			Potential investment
		Financial	Type of	ISIN	financial	/disinvestment			/disinvestment
Date	Transaction	instrument	right	code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€521,289.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.

Declarer: Livio Gallo	Title: Chief Operating Officer of Infrastructure and Networks Division
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received in
Date	Transaction	instrument	ISIN code	Quantity	Unit price	the transaction	Source

January 18, 2007	V	AZO Enel	IT0003128367	135,000	€7.840	€1,058,400.00	MERC-SO

Sub-TOTAL (A)						€1,058,400.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying	Actual investment			Potential investment
		Financial	Type of	ISIN	financial	/disinvestment			/disinvestment
Date	Transaction	instrument	right	code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€1,058,400.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.

Declarer: Massimo Romano	Title: Director of Regulation Affairs and Corporate Strategy Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial	ISIN			paid/received in
Date	Transaction	instrument	code	Quantity	Unit price	the transaction	Source

January 15, 2007	V	AZO Enel	IT0003128367	120,000	€7.850	€942,000.00	MERC-SO

Sub-TOTAL (A)						€942,000.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

					Underlying	Actual investment			Potential investment
		Financial	Type of	ISIN	financial	/disinvestment			/disinvestment
Date	Transaction	instrument	right	code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€942,000.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: February 1, 2007